SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2015
WASH. D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNBS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7200 West 132nd St, Suite 240
(No. and Street)

Overland Park	KS	66213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Todd Frerichs (913)402-2642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15049863

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16
KW

OATH OR AFFIRMATION

I, W. Todd Frerichs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNBS, LLC, as of December, 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FARID A. KHAN
Notary Public, State of Texas
My Commission Expires
December 11, 2018

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-11
Supplementary Schedules	
I. Computation of Net Capital Under Rule 15c3-1	12
II & III. Management Statement from Exemption 15c3-3	13
Independent Accountants' Report on Exemption	14
Exemption Report	15
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation	16
SIPC General Assessment Reconciliation Form SIPC-7	17

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
CNBS, LLC

We have audited the accompanying financial statements of CNBS, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of CNBS, LLC 's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CNBS, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of CNBS, LLC's financials statements. The supplemental information is the responsibility of CNBS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 25, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
[illegible]

CNBS, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	151,029
Cash segregated under federal and other regulations		100,000
Receivables:		
Client fees		42,672
Accrued interest and other		2,132
Total receivables		44,804
Securities owned, at fair value ($1,050,000 pledged as collateral - Note 9)		1,072,918
Fixed assets, net		33,510
Prepaid expenses		69,448
Other Assets		1,250
Total assets	$	1,472,959
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	163,729
Liabilities subordinated to claims of general creditors		165,000
Commitments and Contingencies (Note 9)		-
Members' Equity		1,144,230
Total liabilities and members' equity	$	1,472,959

The accompanying notes are an integral part of these financial statements.

CNBS, LLC

Statement of Operations
Year Ended December 31, 2014

Revenues:	
Transaction revenue	$ 434,412
Fee revenue	1,059,254
Other income	19,306
Total revenues	1,512,972
Expenses:	
Compensation and benefits:	
Compensation	699,576
Benefits	148,640
Total compensation and benefits	848,216
Administrative and operating expenses:	
Business development	41,535
Office occupancy	108,050
General operations	68,099
Information systems	81,953
Broker and advisory operations	413,241
Professional services and memberships	296,885
Other expenses	86,886
Total administrative and operating expenses	1,096,649
Total expenses	1,944,865
Net loss	$ (431,893)

The accompanying notes are an integral part of these financial statements.

CNBS, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2014

Balance at December 31, 2013	$	135,000
Issuances	$	30,000
Balance at December 31, 2014	$	165,000

The accompanying notes are an integral part of these financial statements.

CNBS, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2014

Balance at December 31, 2013	$	1,526,061
Member contributions		50,062
Net loss		(431,893)
Balance at December 31, 2014	$	1,144,230

The accompanying notes are an integral part of these financial statements.

CNBS, LLC

Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net loss	$ (431,893)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	21,441
Changes in:	
Cash segregated under federal and other regulations	49,997
Client securities transactions	(2,106)
Receivables	29,918
Securities owned	(4,809)
Prepaid expenses	37,868
Payable to broker-dealers	6,368
Accounts payable and accrued expenses	41,678
Net cash used by operating activities	(251,538)
Cash Flows from Financing Activities	
Proceeds from Member contribution	50,062
Proceeds from subordinated borrowings	30,000
Net cash provided by financing activities	80,062
Net decrease in cash and cash equivalents	(171,476)
Cash and Cash Equivalents	
Beginning of Year	422,505
End of Year	$ 251,029
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Operations

CNBS, LLC (the Company) is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Municipal Securities Rulemaking Board (MSRB). The Company provides fixed income securities transactions and investment advisory services to domestic financial and other institutional investors.

The Company does not hold client funds or securities. Client introduces all securities through a clearing account.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting standards generally accepted in the United States (GAAP).

Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2014, cash equivalents include money market accounts.

Cash segregated under federal regulations: Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions: Securities transactions are recognized on the statement of operations on a settlement date basis, generally within three business days after the trade date, with related transaction revenue recorded on a settlement date basis, which approximates the trade date. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty of the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered. The failed security transactions are recorded as receivables from client securities transactions and payable to broker-dealers on the statement of financial condition. The Company does not hold any cash or securities from these transactions.

Securities owned are recorded at fair value. Unrealized gains and losses are included in other income. Securities owned as of December 31, 2014 consist of debt securities and a certificate of deposit.

Advisory services: Investment advisory revenues reflected as fee revenue on the statement of operations are recognized over the period earned.

Accounts receivable: Accounts receivable are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on an individual credit evaluation and specific circumstances of the client.

Fixed assets: Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to five years.

Note 2. Summary of Significant Accounting Policies (Continued)

Revenue recognition: The Company's main revenue streams include transaction revenue and fee revenue. Transaction revenue is earned by providing trading services and is recorded when trades are settled. Fee revenue is earned by providing investment advisory, reporting, and other services and is recorded at the time fees are billed to the client.

Income taxes: The Company is a limited liability company, whereby income/loss passes through to the members and is taxed at their respective rates.

The Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2011.

Fair value measurements: The Company follows Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures for fair valuing assets and liabilities. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under ASC 820 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities are classified within Level 2 of the valuation hierarchy. The Company obtains fair value measurements for investment securities from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus, prepayment spreads, credit information, and the bond's terms and conditions, among other things.

Note 2. Summary of Significant Accounting Policies (Continued)

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through February 25, 2015, the date the financial statements were issued, noting none. Subsequent to year-end, there were no distributions paid to members or contributions paid to the Company.

Note 3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market accounts	$ -	$ -	$ -	$ -
Securities owned:	-			
Certificate of deposit	1,072,918	-	1,072,918	-
Debt securities	-	-	-	-
Total	$ 1,072,918	$ -	$ 1,072,918	$ -

The Company had no transfers between levels during the year ended December 31, 2014. The certificate of deposit ($1,050,000) is pledged as collateral (see Note 9).

Note 4. Fixed Assets

The major categories of fixed assets and accumulated depreciation at December 31, 2014 are summarized as follows:

Computer hardware and software	$ 354,385
Furniture and equipment	122,496
Total fixed assets	476,881
Accumulated depreciation	(443,371)
Fixed assets, net	$ 33,510

Note 5. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated debt agreement with its majority owner Aberdeen Capital Holding, LLC (Aberdeen). As of December 31, 2014 there was $165,000 in outstanding borrowings. The outstanding borrowings consist of the following:

Amount	Maturity	Rate
$50,000	12/12/2016	10.0%
$25,000	12/13/2016	10.0%
$60,000	12/31/2016	10.0%

Liabilities Subordinated to Claims of General Creditors (Continued)

Amount	Maturity	Rate
$10,000	4/15/2017	10.0%
$20,000	6/25/2017	10.0%

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's compliance with minimum net capital requirements, it may not be repaid.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2014, the Company had excess net capital of $78,517 and a net capital ratio of 1.83 to 1.

Note 7. Benefit Plan

The Company has not established a defined contribution benefit plan in 2014.

Note 8. Concentration of Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2014 is not expected to have a material adverse effect on the financial condition of the Company.

As a securities broker-dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparty's ability to satisfy its obligations to the Company.

Note 9. Commitments and Contingencies

The Company has entered into an assignment of deposit account agreement with its majority owner, Aberdeen and Amegy Bank National Association (Amegy). In connection with Aberdeen's purchase of a majority interest in the Company from existing members, Aberdeen entered into a debt agreement with Amegy. In relation with this agreement, the Company assigned a certificate of deposit of $1,050,000 to Amegy as partial collateral for the financing Aberdeen obtained from Amegy.

The Company has entered into non-cancellable operating leases for office space and certain office equipment. As of December 31, 2014, the future minimum rental payments are as follows:

Note 9. Commitments and Contingencies (Continued)

2015	$	108,345
2016		43,501
Total	$	151,846

CNBS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

		SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	1,144,230
TOTAL EQUITY		1,144,230
Subordinated debt allowable for net capital		165,000
Total Capital and allowable credits		1,309,230
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Accounts receivable and other assets		146,880
Capital charge for pledge CD		1,072,918
NET CAPITAL	$	89,432
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		163,729
TOTAL AGGREGATE INDEBTEDNESS	$	163,729
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	10,915
Excess net capital		78,517
Excess net capital at 10% of aggregate indebtedness		73,059
Percentage of aggregate indebtedness to net capital		183.08%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2014.

Management Statement for Exemption 15c3-3

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

WJB & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
CNBS, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CNBS, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CNBS, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) CNBS, LLC stated that CNBS, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CNBS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CNBS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WJB & Co., P.C.

Athens, Georgia
February 25, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@YOLCPA.COM

CNBS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of CNBS,LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

CNBS, LLC

W. Todd Frerichs

Chief Financial Officer

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Managing Members of
CNBS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CNBS, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WJB & Co., P.C.

Athens, Georgia
February 25, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040985 FINRA DEC

CNBS LLC
Overland Park KS, 66213-1135

Note: If any of the information shown on the mailing label requires correction, please e-mai [redacted] any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brent Hippert 913-402-2631

2. A. General Assessment (item 2e from page 2)		$ 3,782
B. Less payment made with SIPC-6 filed (exclude interest) 07/24/2014 (Date Paid)		(2,125)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,657
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,657
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,657	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CNBS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of February, 20 15.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2014
and ending Dec 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,512,972
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$1,512,972
2e. General Assessment @ .0025	$3,782
	(to page 1, line 2.A.)